UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Employment Agreement

Constellium N.V. (the “Company”) and Constellium Rolled Products Ravenswood, LLC (“Ravenswood”) entered into an employment agreement with Jean-Marc Germain dated April 26, 2016 (the “Employment Agreement”) pursuant to which the Company has agreed to propose to its shareholders Mr. Germain’s appointment to the Board of Directors of the Company as an executive director at the annual general meeting of the Company’s shareholders scheduled to be held in June 2016. Following such appointment, Mr. Germain will be appointed to serve as the Chief Executive Officer of the Company as of a date to be mutually agreed by the parties.

The Employment Agreement provides for an annual base salary of $950,000, a target annual bonus of 120% of base salary, and a maximum annual bonus of 180% of base salary. Under the Employment Agreement, Mr. Germain will also be granted the following equity awards promptly following the commencement of the first trading window period occurring after the effective date of his appointment as Chief Executive Officer: (1) an award of performance-based restricted stock units with a target number of shares of 150,000 and a maximum numbers of shares of 450,000, which will vest on the third anniversary of the date of grant, subject to his continued employment and the achievement of certain performance goals; (2) an award of 100,000 restricted stock units, which represent his ordinary course 2016 long-term equity compensation grant, and which will vest on the third anniversary of the date of grant, subject to his continued employment; and (3) an award of 100,000 restricted stock units, which will vest in equal installments on the first two anniversaries of the date of grant, subject to his continued employment.

If Mr. Germain is terminated by the Company without “cause” or he resigns for “good reason” (each as defined in the Employment Agreement), he will be entitled to receive, subject to his execution and non-revocation of a general release of claims, cash severance in an amount equal to the product of (1) one (two, if such termination occurs within the 12-month period following a “change in control” (as defined in the Employment Agreement)) multiplied by (2) the sum of his base salary and target annual bonus, which severance will be payable over the 12-month (24-month, in the case of a termination within the 12-month period following a change in control) period following his termination of employment.

The Employment Agreement also includes a perpetual confidentiality covenant, a perpetual mutual non-disparagement covenant, and 12-month post-termination noncompetition and non-solicitation covenants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V.
(Registrant)

April 29, 2016	By:	/s/ Rina E. Teran
	Name:	Rina E. Teran
	Title:	Chief Securities Counsel and Assistant Corporate Secretary